                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            C-CUBE MICROSYSTEMS INC.
                            ------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    125015107
                                    ---------
                                 (CUSIP Number)

                                   BRYON LOOK
                             CHIEF FINANCIAL OFFICER
                              LSI LOGIC CORPORATION
                               1551 MCCARTHY BLVD.
                               MILPITAS, CA 95035
                                 (408) 433-8000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 11, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

        LSI Logic Corporation    94-2712976
--------------------------------------------------------------------------------
  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source of Funds (See Instructions)

        00
--------------------------------------------------------------------------------
  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
  (6) Citizenship or Place or Organization

        Delaware
--------------------------------------------------------------------------------

        Number Of           (7)   Sole Voting Power
          Shares                  43,691,245
       Beneficially         ----------------------------------------------------
         Owned By           (8)   Shared Voting Power
           Each                   -0-
        Reporting           ----------------------------------------------------
          Person            (9)   Sole Dispositive Power
           With                   43,691,245
                            ----------------------------------------------------
                            (10)  Shared Dispositive Power
                                  -0-
                            ----------------------------------------------------

--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

        43,691,245
--------------------------------------------------------------------------------
  (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                           [ ]

--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

        86%
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This Schedule 13D relates to the common stock, par value $0.001 per share ("C-Cube Common Stock"), of C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"). The address of C-Cube's principal executive offices is 1778 McCarthy Blvd., Milpitas, California 95035.

ITEM 2. IDENTITY AND BACKGROUND

        (a) The name of the person filing this Schedule 13D is LSI Logic Corporation, a Delaware corporation ("LSI Logic").

        (b) The address of LSI Logic's principal office and principal business is 1551 McCarthy Blvd., Milpitas, California 95035.

        (c) LSI Logic is a global supplier of custom, high-performance semiconductors. LSI Logic partners with trend-setting customers to build complete systems on a single chip. To LSI Logic's knowledge, as of the date hereof, set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of LSI Logic's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) During the past five years, neither LSI Logic nor, to LSI Logic's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither LSI Logic nor, to LSI Logic's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) To LSI Logic's knowledge, all of the Directors and Executive Officers of LSI Logic named in Schedule I to this Schedule 13D are citizens of the United States, except Giusseppe Staffaroni, who is a citizen of Italy.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        To facilitate the consummation of the Offer and the Merger (as defined in Item 4 below), LSI Logic has exchanged, and will exchange, 0.79 of a share of its common stock, par value $0.01 per share ("LSI Logic Common Stock"), and cash in lieu of any fractional share, for each outstanding share of C-Cube Common Stock.


ITEM 4. PURPOSE OF TRANSACTION

        (a) - (b) Pursuant to an Agreement and Plan of Reorganization, dated as of March 26, 2001 (the "Reorganization Agreement"), by and among LSI Logic, C-Cube and Clover Acquisition Corp., a Delaware corporation and wholly owned subsidiary of LSI Logic ("Merger Sub"), Merger Sub commenced an exchange offer (the "Offer") to exchange 0.79 of a share of LSI Logic Common Stock for each outstanding share of C-Cube Common Stock that is validly tendered and not properly withdrawn prior to the expiration of the exchange offer.

        The initial offering period expired at midnight, New York time, on May 10, 2001. On May 11, 2001, Merger Sub acquired approximately 43.6 million shares of C-Cube Common Stock (including shares tendered through notice of guaranteed delivery), equaling approximately 86% of the total number of outstanding shares of C-Cube Common Stock on such date. A subsequent offering period began at 9:00 a.m., New York time on May 11, 2001, and will expire at midnight, New York time on Thursday, May 24, 2001. Upon the expiration of the subsequent offering period, LSI Logic intends to complete the acquisition of C-Cube by merging Merger Sub into C-Cube, after which C-Cube will be a wholly owned subsidiary of LSI Logic (the "Merger").

        The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

        (c) Not applicable.

        (d) After the expiration of the initial offering period, LSI Logic became entitled to appoint three members to the C-Cube board of directors and to replace the management of C-Cube. After the effective time of the Merger, LSI Logic will become entitled to replace the two remaining members of the C-Cube board of directors.

        (e) It is currently anticipated that, at the effective time of the Merger, the capitalization of C-Cube will be modified as set forth in the Reorganization Agreement.

        (f) None, except as otherwise described in response to this Item 4.

        (g) The Reorganization Agreement contains a number of provisions limiting the ability of C-Cube to become acquired by, or to pursue the acquisition of C-Cube by, any persons other than LSI Logic during the pendency of the Reorganization Agreement.

        (h) Upon consummation of the Merger, C-Cube Common Stock will cease to be listed for exchange on the Nasdaq National Market.

        (i) Upon consummation of the Merger, the C-Cube Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

        (j) Other than as described above, LSI Logic currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although LSI Logic reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) LSI Logic has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns approximately 43.6 million shares of C-Cube Common Stock equaling approximately 86% of the total number of outstanding shares of C-Cube Common Stock

        To LSI Logic's knowledge, except as set forth in this Item 5, neither LSI Logic, nor any other person controlling LSI Logic, nor any persons named in
Schedule I to this Schedule 13D beneficially owns any shares of C-Cube Common Stock.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except for certain Stockholder Agreements entered into in connection with the Reorganization Agreement and filed as Exhibit 99.2 of this Schedule 13D, and except as described in Item 4 above, to LSI Logic's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Schedule I to this Schedule 13D and between such persons and any person with respect to any securities of C-Cube, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------

EXHIBIT NO.                         DESCRIPTION
--------------------------------------------------------------------------------

99.1 Agreement and Plan of Reorganization, dated as of March 26, 2001, by and among LSI Logic Corporation, a Delaware corporation, C-Cube Microsystems Inc., a Delaware corporation, and Clover Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of LSI Logic Corporation, previously filed as an Annex A to LSI Logic Corporation's Registration Statement on Form S-4, as amended (Registration No. 333-58862).
--------------------------------------------------------------------------------

99.2 Form of Stockholder Agreement, dated as of March 26, 2001, by and among LSI Logic Corporation, a Delaware corporation, and certain stockholders of C-Cube Microsystems Inc, a Delaware corporation, previously filed as an Annex B to LSI Logic Corporation's Registration Statement on Form S-4, as amended (Registration No. 333-58862).

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(a) promulgated the Securities Exchange Act of 1934, that this statement is being filed on behalf of each of the Reporting Persons herein.

Date:  May 18, 2001                                      LSI LOGIC CORPORATION


                                                         /s/ Bryon Look
                                                         -----------------------
                                                         Bryon Look
                                                         Chief Financial Officer

                                   SCHEDULE I
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                              LSI LOGIC CORPORATION

        The following table sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each director and executive officer of LSI Logic. The business address and telephone number of each such person is LSI Logic Corporation, 1551 McCarthy Boulevard, Milpitas, California 95035, (408) 433-8000.

LSI LOGIC EXECUTIVE OFFICERS

NAME AND BUSINESS ADDRESS    AGE    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE YEAR
                                    EMPLOYMENT HISTORY
Wilfred J. Corrigan          63     Mr.  Corrigan,  a founder  of LSI  Logic,  has served as the
                                    Chief  Executive  Officer  and a director of LSI Logic since it was founded in January 1981. Mr.  Corrigan also serves on
                                    the  boards  of   directors   of  several   privately   held
                                    corporations.
John D'Errico                57     Mr. D'Errico has been LSI Logic's  Executive Vice President,
                                    Storage  Components  since August 2000.  From August 1998 to
                                    August  2000,  Mr.  D'Errico  was Vice  President,  Colorado
                                    Operations.  Mr.  D'Errico  joined LSI Logic in 1984 and has held various senior  management  and executive  positions at
                                    LSI Logic's manufacturing  facilities in the U.S. and Japan.
                                    Most  recently,  Mr.  D'Errico  served as LSI  Logic's  Vice
                                    President and General  Manager,  Pan-Asia from April 1997 to
                                    August  1998,  and Vice  President,  JSI from  July  1994 to
                                    April 1997.
Bruce Entin                  49     Mr.  Entin has been LSI Logic's  Executive  Vice  President,
                                    Networking  Infrastructure  Group since  January  2001.  Mr.
                                    Entin has been  with LSI  Logic for more than 16 years,  and most recently  served as Vice President and General  Manager of LSI Logic's  Internet  Computing  Division  from  January
                                    2000 to January  2001.  From 1996  through  1998,  Mr. Entin served as LSI Logic's Vice  President,  Customer  Marketing,
                                    and  in  1999,  he  served  as  Vice  President,   Worldwide
                                    Marketing.
Thomas Georgens              41     Mr. Georgens has been LSI Logic's  Executive Vice President,
                                    SAN System,  since November  2000. In August 1998,  upon the
                                    acquisition  of  Symbios,   Inc.,  a  storage  company,  Mr.
                                    Georgens  was  named  Senior  Vice   President  and  General
                                    Manager,  SAN Systems.  Mr. Georgens joined Symbios in 1996, where he served as Vice  President  and  General  Manager of
                                    Storage Systems until its  acquisition by LSI Logic.  Before
                                    joining   Symbios,   Mr.   Georgens   was  employed  by  EMC
                                    Corporation,  where he served  as  Director  of  Engineering
                                    Operations  for the  Systems  Group and later as Director of
                                    Internet Marketing.
Bryon Look                   47     Mr. Look has been LSI Logic's  Executive  Vice President and
                                    Chief  Financial  Officer  since  November  2000.  Mr.  Look joined LSI Logic in March 1997 as Vice President,  Corporate
                                    Development.  Prior to joining  LSI Logic,  during a 21-year career at Hewlett-Packard  Company, a computer company,  Mr.
                                    Look held a variety of  management  positions in finance and research  and  development,  with

                                    the most  recent  position
                                    being Manager of Business Development for  Hewlett-Packard's corporate development department.
W. Richard Marz              57     Mr.  Marz has been LSI  Logic's  Executive  Vice  President,
                                    Geographic  Markets  since May 1996,  prior to which,  since joining  LSI  Logic  in  1995,  Mr.  Marz  was  Senior  Vice
                                    President,   North  American  Marketing  and  Sales.  Before
                                    joining LSI Logic,  Mr. Marz was long-time  senior sales and marketing  executive  at Advanced  Micro  Devices,  Inc.,  a semiconductor manufacturer.
David G. Pursel              55     Mr.  Pursel was named LSI Logic's  Vice  President,  General
                                    Counsel and  Secretary in June 2000.  Mr.  Pursel joined LSI
                                    Logic in February 1996 as Associate  General Counsel,  Chief
                                    Intellectual   Property  Counsel  and  Assistant  Secretary.
                                    Prior to his tenure  with LSI Logic,  Mr.  Pursel held legal positions  with Advanced Micro  Devices,  Digital  Equipment
                                    Corporation and The Boeing Company.
Giuseppe Staffaroni          49     Mr.  Staffaroni  has served as LSI  Logic's  Executive  Vice
                                    President,  Broadband since November 2000,  having served as
                                    Vice   President  and  General   Manager  of  the  Broadband
                                    Communications  Group since November  1999.  Mr.  Staffaroni joined LSI Logic in 1990 as director of  engineering  in LSI
                                    Logic's  Milan,  Italy design  center.  From January 1996 to
                                    October 1997, he was LSI Logic's Director of Marketing,  and
                                    from November  1997 to October  1999, he was Vice  President and General Manager of the Communications  Product Division.
                                    Prior to joining LSI Logic,  Mr.  Staffaroni held management positions at Texas Instruments and AT&T Microelectronics.
Joseph M. Zelayeta           54     Mr.   Zelayeta   was  named  LSI  Logic's   Executive   Vice
                                    President,  Worldwide Operations in September 1997. Prior to
                                    that time,  Mr.  Zelayeta  served as LSI Logic's Senior Vice
                                    President of Research and  Development  and General  Manager
                                    of U.S.  Operations  between August 1995 and September 1997.
                                    Employed  with LSI Logic since 1981,  Mr.  Zelayeta has held
                                    management   and   executive   positions   in  research  and
                                    development and manufacturing operations since 1986.
Lewis C. Wallbridge          57     Mr.  Wallbridge  has served as LSI Logic's  Vice  President,
                                    Human Resources since prior to 1996.


LSI LOGIC DIRECTORS

NAME AND BUSINESS ADDRESS    AGE    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE YEAR
                                    EMPLOYMENT HISTORY
Wilfred J. Corrigan          63     Mr.  Corrigan,  a founder  of LSI  Logic,  has served as the
                                    Chief  Executive  Officer  and a director of LSI Logic since it was founded in January 1981. Mr.  Corrigan also serves on
                                    the  boards  of   directors   of  several   privately   held
                                    corporations.
T.Z. Chu                     66     Mr. Chu has been a director  of LSI Logic  since  1992.  Mr.
                                    Chu served as President of Hoefer Pharmacia  Biotech,  Inc.,
                                    a   biotechnology

                                    company,   from  March  1995  until  his
                                    retirement  in February  1997.  From August 1993 until March
                                    1995,  Mr.  Chu  served as  President  and  Chief  Executive
                                    Officer of Hoefer Scientific Instruments,  a manufacturer of scientific instruments.
Malcom R. Currie             74     Dr. Currie has been a director of LSI Logic since 1992.  Dr.
                                    Currie  has  served  as Chief  Executive  Officer  of Currie
                                    Technologies,  Inc., a manufacturer  of electric  propulsion
                                    systems  for  bicycles  and  other  light  vehicles,   since
                                    February  1997.  Dr.  Currie  served as  Chairman  and Chief
                                    Executive  Officer of Hughes  Aircraft  Company  (now called
                                    Hughes  Electronics),  an  electronics  manufacturer,   from
                                    March 1988 until his  retirement  in July 1992. He presently serves on the Board of Directors for  Investment  Company of
                                    America,  ENOVA Systems,  Inc., Regal One Corp., Inamed CNP,
                                    and Greystone Technologies,  and as member (former Chairman)
                                    of the  Board of  Trustees  of the  University  of  Southern
                                    California.
James H. Keyes               60     Mr.  Keyes has been a director of LSI Logic since 1983.  Mr.
                                    Keyes has served as Chairman and Chief Executive  Officer of
                                    Johnson Controls,  Inc., an automotive  systems and facility management  and control  company,  since January  1993.  Mr.
                                    Keyes  also  serves  on the  Boards of  Directors  of Pitney
                                    Bowes Inc. and the Chicago Federal Reserve Board.
R. Douglas Norby             65     Mr.  Norby has been a director of LSI Logic since 1993.  Mr.
                                    Norby has  served as Chief  Financial  Officer  of  Novalux,
                                    Inc. since December 2000.  Prior to his tenure with Novalux,
                                    Mr.  Norby  served as  Executive  Vice  President  and Chief
                                    Financial  Officer  of  LSI  Logic  from  November  1996  to
                                    November  2000.  Prior to that  time,  Mr.  Norby  served as
                                    Senior Vice President and Chief Financial  Officer of Mentor
                                    Graphics   Corporation,   an  electronic  design  automation
                                    company,  from July 1993 to October 1996.  Mr. Norby is also on the Board of Directors of Alexion Pharmaceuticals, Inc.
Matthew J. O'Rourke          62     Mr.  O'Rourke  has been a director  of LSI Logic since 1999.
                                    Mr.  O'Rourke was a partner with the  accounting  firm Price
                                    Waterhouse  LLP from 1972 until his retirement in June 1996.
                                    Prior to his  retirement,  he served as Managing  Partner at
                                    Price  Waterhouse's  New York  National  Office from 1994 to
                                    1996 and as Managing  Partner for Northern  California  from
                                    1988 to 1994.  Since his  retirement,  Mr. O'Rourke has been engaged as an independent business consultant.  Mr. O'Rourke is also a member  of the  Board of  Directors  of  Read-Rite
                                    Corporation and Infonet Services Corporation.

Larry W. Sonsini             60     Mr.  Sonsini has been a director of LSI Logic since 2000. Mr.
                                    Sonsini has been a partner of the law firm of Wilson  Sonsini
                                    Goodrich & Rosati,  Professional Corporation,  since 1969 and has served as its  Chairman and Chief  Executive  Officer for more  than the past five  years.  Mr.  Sonsini  serves on the
                                    Board of Directors of the following public companies: Brocade
                                    Communications  Systems,  Inc.,  Commerce One, Inc.,  Echelon
                                    Corporation, Lattice Semiconductor Corporation, Novell, Inc.,
                                    Tibco Software, Inc. and PIXAR, Inc.

                                  EXHIBIT INDEX



--------------------------------------------------------------------------------
EXHIBIT NO.                         DESCRIPTION.
--------------------------------------------------------------------------------

99.1 Agreement and Plan of Reorganization, dated as of March 26, 2001, by and among LSI Logic Corporation, a Delaware corporation, C-Cube Microsystems Inc., a Delaware corporation, and Clover Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of LSI Logic Corporation, previously filed as an Annex A to LSI Logic Corporation's Registration Statement on Form S-4, as amended (Registration No. 333-58862).
--------------------------------------------------------------------------------

99.2 Form of Stockholder Agreement, dated as of March 26, 2001, by and among LSI Logic Corporation, a Delaware corporation, and certain stockholders of C-Cube Microsystems Inc, a Delaware corporation, previously filed as an Annex B to LSI Logic Corporation's Registration Statement on Form S-4, as amended (Registration No. 333-58862).